EXHIBIT 99.1

MTS Announces the Postponement of the Shareholders’ Meeting Scheduled for October 21, 2018 and An Update on the Vote of Mr. Roger Challen

RA'ANANA, Israel / River Edge, NJ, USA - October 22, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, announced today that the annual general meeting of its shareholders scheduled for October 21, 2018, was postponed as the quorum requirement, as set forth in the proxy statement, was not present. The postponed annual general meeting of shareholders will convene on October 28, 2018 at 10:30 a.m. (Israel time) at the Company’s offices at 14 Hatidhar Street, Ra’anana, Israel. Shareholders may continue to use the form of proxy card previously provided with respect to the meeting in order to vote at the postponed meeting.

The Company further announced that following the submission of the Company’s Report on Form 6-K that was furnished to the Securities and Exchange Commission on October 18, 2018, Mr. Roger Challen, a non-employee director, withdrew his undertaking to vote in favor of the financing transaction included on the agenda of the shareholders’ meeting and that the matter is currently being discussed between the Company and Mr. Challen.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

CFO

Tel: +972-9-7777-540

Email: ofira.bar@mtsint.com